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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-15139

                           NOTIFICATION OF LATE FILING

         (Check One): |_|  Form 10-K    |X| Form 11-K     |_| Form 20-F
|_| Form 10-Q |_| Form N-SAR

         For Period Ended: June 30, 1999

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

         For the Transition Period Ended:______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates: _________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   Lanier Worldwide, Inc. Save To Accumulate Retirement
$ (STAR$) Plan

Former name if applicable  Lanier Worldwide, Inc. Savings Incentive Plan

Address of principal executive office (Street and number)  2300 Parklake Drive
City, state and zip code   Atlanta, Georgia  30345


                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                           (a) The reasons described in reasonable detail in
                           part III of this form could not be eliminated without unreasonable effort or expense;
|X|
                           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
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                           on or before the 15th calendar day following the
                           prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         This filing is made by Lanier Worldwide, Inc. Save To Accumulate Retirement $ (STAR$) Plan, which is referred to in this document as the "Registrant."

         The Registrant is a plan for the benefit of employees of Lanier Worldwide, Inc. ("Lanier"). Lanier was formerly a subsidiary of Harris Corporation ("Harris"). On October 22, 1999, the Harris board of directors declared a distribution of Lanier shares with respect to the outstanding shares of Harris, effective November 5, 1999, thereby effecting a "spin-off" of Lanier.

         The Registrant understands that year-end financial statements are required to be filed with the Commission in a Form 11-K or other appropriate document. The Registrant's most recent fiscal year ended on June 30, 1999. The Registrant is in the process of determining its filing obligations and the appropriate filing methodology as a result of the spin-off.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         J. Michael Kelly               (770)          496-9500
         -------------------------------------------------------------
             (Name)                   (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                               |X|Yes   |_| No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |_| Yes  |X| No


          Lanier Worldwide, Inc. Save To Accumulate Retirement $ (STAR$) Plan
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                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 23, 1999                   By: Lanier Worldwide, Inc.
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                                              Plan Administrator


                                              By: /s/ J. Michael Kelly
                                                  --------------------
                                                  J. Michael Kelly
                                                  General Counsel











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